UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
Commission file number 1-34073
A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

FIRSTMERIT CORPORATION AND AFFILIATES EMPLOYEES’
SALARY SAVINGS RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
December 31, 2018 and 2017 and Years Ended December 31, 2018 and 2017
With Report of Independent Registered Public Accounting Firm

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

The Members of the Compensation Committee
Of the Board of Directors of
Huntington Bancshares Incorporated
Columbus, Ohio
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter - Plan Termination and Use of Liquidation Basis of Accounting

As further discussed in Notes 1 and 2 to the financial statements, those charged with governance made a decision to terminate the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan, upon the merger of FirstMerit Corporation with Huntington Bancshares Incorporated. As a result, in accordance with accounting principles generally accepted in the United States of America, the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan has used the liquidation basis of accounting in presenting the 2018 and 2017 financial statements. Our opinion is not modified with respect to this matter.
Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA LLP
We have served as the Plan’s auditor since 2015.
Pittsburgh, PA
June 28, 2019

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statements of Net Assets Available for Benefits

	(In Liquidation)
	December 31,
	2018	2017
Assets
Investments, at fair value:
Cash	$18,244	$3,016
Mutual funds	35,302,015	163,126,422
Common stock	7,136,647	36,416,103
Collective trust funds	11,107,008	48,772,232
Total investments	53,563,914	248,317,773
Receivables:
Notes receivable from participants	2,666	2,615,972
Total receivables	2,666	2,615,972

Net assets available for benefits	$53,566,580	$250,933,745
See accompanying notes to financial statements.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	(In Liquidation)
	Year Ended December 31,
	2018	2017
Additions
Investment income:
Interest and dividends	$5,426,014	$8,255,937
Net (depreciation) appreciation of investments	(3,309,508)	27,928,287
Total investment income	2,116,506	36,184,224

Interest income on notes receivable from participants	47,756	142,740

Total additions	2,164,262	36,326,964

Deductions
Benefits paid to participants	199,414,431	70,568,597
Administrative expenses	116,996	78,903
Total deductions	199,531,427	70,647,500

Net decrease	(197,367,165)	(34,320,536)
Net assets available for benefits at beginning of year	250,933,745	285,254,281
Net assets available for benefits at end of year	$53,566,580	$250,933,745
See accompanying notes to financial statements.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

1. Description of the Plan

The following description of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established as a defined contribution plan as of October 1, 1985, covering all eligible employees of FirstMerit Corporation (FirstMerit or the Corporation) who have elected to participate. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Termination

On January 26, 2016, FirstMerit and Huntington Bancshares Incorporated (Huntington) announced the signing of a definitive merger agreement (Merger Agreement). The merger was completed on August 16, 2016.

Per the terms of the Merger Agreement, the FirstMerit Board of Directors adopted a resolution effective August 15, 2016 to terminate the Plan. Effective with the Plan's termination, all participants with an account balance remaining in the Plan became fully vested in all contribution sources, regardless of status or years of vested service. The Plan's termination also ceased employee and employer contributions into the Plan and ceased new participant notes receivable from the Plan. Existing FirstMerit employees who became Huntington employees were eligible to participate in the Huntington 401(k) Plan on August 16, 2016.

Contributions

Due to the termination of the Plan, contributions are not allowed. There were no employee or employer contributions to the Plan during the years ended December 31, 2018 and December 31, 2017.

Participant Accounts

The Plan trustee contracted custodial and recordkeeping services of Charles Schwab to maintain separate accounts for each participant. Each account was credited with the participant’s contribution and allocations of the Corporation’s contributions and Plan earnings. Prior to the termination, the Plan provided for each participant the ability to invest in one or more investment options (Investment Funds).

Payment of Benefits

Upon termination of a participant’s employment, including termination by reason of death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her accounts, or regular installments over any period not exceeding ten years.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Notes Receivable from Participants

Prior to the Plan's termination, participants were permitted to borrow from their participant account. The loans were secured by the balance in the participant’s account at an interest rate determined by the Plan administrator, as discussed below. Subsequent to the termination of the Plan, no new borrowings are permitted.

Participants were permitted to borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, but not less than $1,000. Loan terms ranged from one to five years or up to 20 years for the purchase of a primary residence. The $50,000 limit was reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than four loans outstanding at any point in time. Principal and interest were paid ratably through payroll deductions via an amortization schedule established at the frequency of the payroll cycle. If a participant terminates employment with the Company, they were given the option to repay the entire amount of the outstanding loan, plus accrued interest. If the loan was not repaid, it will automatically be treated as a distribution to the participant. Effective August 15, 2016, the Plan ceased new participant notes receivable from the Plan.

Administrative Expenses

All administrative expenses were paid by the Plan during the years ended December 31, 2018 and 2017. Plan administrative expenses, to the extent not paid by Huntington, are charged and paid from Plan assets as incurred. The Plan permits application of forfeited assets to pay Plan administrative expenses.

Vesting (prior to termination)

Prior to the Plan's termination, a participants' interest in their matching contribution, employee post-tax, employee rollover, pre-merger employer, employer transfer, employee contribution ESOP, matching contribution ESOP, and supplemental retirement ESOP accounts are 100% vested and nonforfeitable. A participants' interest in their profit sharing contribution ESOP account is considered vested after five years of service. For participants employed on and after January 1, 2007, vesting for the profit sharing contribution ESOP account is after three years of service.

Forfeitures

Effective October 1, 2010, the Plan was amended to allow forfeitures to be used as soon as is administratively practicable, but not later than the end of the year following the Plan year in which the forfeitures occur, to reduce the administrative expenses of the Plan, then to reduce subsequent employer contributions made to the Plan. At December 31, 2018 and 2017 forfeited nonvested accounts totaled $3,897 and $28,428, respectively. For the years ended December 31, 2018 and 2017, there were no employer contributions reduced from forfeited nonvested accounts.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the liquidation basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP). Effective August 15, 2016, the FirstMerit Board of Directors adopted a resolution to terminate the Plan. As a result, the Plan's financial statements as of December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018 and December 31, 2017, have been prepared on the liquidation basis, in accordance with U.S. GAAP. This basis of accounting is considered appropriate when, among other things, liquidation of an entity is probable and the net realizable value of assets are reasonably determinable. Under the liquidation basis of accounting, assets are stated at their estimated net realized cash value and liabilities are stated at their anticipated settlement amounts. The estimated net realizable cash value for investments as of December 31, 2018 and 2017 would be equivalent to fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion and disclosure related to fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as those investments held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan document. Effective August 15, 2016, the Plan ceased new participant notes receivable from the Plan.

Payment of Benefits

Benefits are recorded when paid.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

3. Non-participant Directed Investments

Investments in common stock were either participant directed or non-participant directed. Information about the net assets and the significant components of changes in net assets related to the common stock investment are as follows:

	December 31,
	2018	2017
Common stock, at fair value	$7,136,647	$36,416,103

	For the year ended December 31,
	2018	2017
Change in net assets:
Dividends and capital gains	995,282	925,925
Interest income on participant loans	4,436	13,552
Net realized and unrealized (depreciation) appreciation in fair value	(613,674)	3,424,625
Benefits paid to participants	(29,106,442)	(10,677,900)
Net loan principal repayments	114,616	169,642
Net transfers out	(672,563)	(1,579,206)
Administrative expenses	(685)	—
Net decrease in common stock	$(29,279,456)	$(7,723,362)

4. Fair Value Measurements

Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

•	Level 1 — Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 — Valuations based on quoted prices for similar assets and liabilities traded in active markets; quoted prices for identical or similar instruments in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived from or corroborated by observable market data by correlation or other means.

•	Level 3 — Valuations based on unobservable inputs which are significant to the fair value measurement.

The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the overall fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

Cash: Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash and cash equivalents as Level 1 measurements in the table below.

Mutual funds: Valued at quoted prices as reported on the active market in which the mutual funds are traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective trust funds - stable value fund: A stable value fund is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value (NAV) of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

Collective trust funds - target date and target income funds: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund, less its liabilities. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that the securities liquidations will be carried out in an orderly business manner.

Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level and within the fair value hierarchy, the Plan’s assets at fair value.

	Assets at Fair Value as of
	December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash	$18,244	$—	$—	$18,244
Mutual funds	35,302,015	—	—	35,302,015
Common stock	7,136,647	—	—	7,136,647
Total assets in the fair value hierarchy	42,456,906	—	—	42,456,906
Investments measured at net assets value (a)	—	—	—	11,107,008
Total investments at fair value	$42,456,906	$—	$—	$53,563,914

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

	Assets at Fair Value as of
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Cash	$3,016	$—	$—	$3,016
Mutual funds	163,126,422	—	—	163,126,422
Common stock	36,416,103	—	—	36,416,103
Total assets in the fair value hierarchy	199,545,541	—	—	199,545,541
Investments measured at net assets value (a)	—	—	—	48,772,232
Total investments at fair value	$199,545,541	$—	$—	$248,317,773

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2018 and 2017. There have been no transfers in or out of Level 3 of the fair value hierarchy during the years ended December 31, 2018 and 2017.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

The following table summarizes investments measured at fair value based on net asset value per share as of December 31, 2018 and 2017.

Collective Trust Funds
December 31, 2018
		Fair Value	Unfunded Commitments	Redemption Notice Period
Stable value fund
Federated Capital Preservation Fund IP	(a)	$4,044,251	n/a	1 year
Target date and target income funds
Schwab Managed Retirement Trust 2010 CL III	(b)	199,868	n/a	n/a
Schwab Managed Retirement Trust 2015 CL III	(b)	440,843	n/a	n/a
Schwab Managed Retirement Trust 2020 CL III	(b)	870,533	n/a	n/a
Schwab Managed Retirement Trust 2025 CL III	(b)	1,351,130	n/a	n/a
Schwab Managed Retirement Trust 2030 CL III	(b)	806,465	n/a	n/a
Schwab Managed Retirement Trust 2035 CL III	(b)	1,154,940	n/a	n/a
Schwab Managed Retirement Trust 2040 CL III	(b)	862,347	n/a	n/a
Schwab Managed Retirement Trust 2045 CL III	(b)	519,178	n/a	n/a
Schwab Managed Retirement Trust 2050 CL III	(b)	459,166	n/a	n/a
Schwab Managed Retirement Trust 2055 CL III	(b)	286,232	n/a	n/a
Schwab Managed Retirement Trust Income III	(c)	112,055	n/a	n/a

Collective Trust Funds
December 31, 2017
		Fair Value	Unfunded Commitments	Redemption Notice Period
Stable value fund
Federated Capital Preservation Fund IP	(a)	$17,037,230	n/a	1 year
Target date and target income funds
Schwab Managed Retirement Trust 2010 CL III	(b)	553,612	n/a	n/a
Schwab Managed Retirement Trust 2015 CL III	(b)	1,416,352	n/a	n/a
Schwab Managed Retirement Trust 2020 CL III	(b)	4,031,071	n/a	n/a
Schwab Managed Retirement Trust 2025 CL III	(b)	6,592,179	n/a	n/a
Schwab Managed Retirement Trust 2030 CL III	(b)	4,962,754	n/a	n/a
Schwab Managed Retirement Trust 2035 CL III	(b)	3,648,900	n/a	n/a
Schwab Managed Retirement Trust 2040 CL III	(b)	4,114,973	n/a	n/a
Schwab Managed Retirement Trust 2045 CL III	(b)	2,997,993	n/a	n/a
Schwab Managed Retirement Trust 2050 CL III	(b)	1,492,122	n/a	n/a
Schwab Managed Retirement Trust 2055 CL III	(b)	1,402,929	n/a	n/a
Schwab Managed Retirement Trust Income III	(c)	522,117	n/a	n/a

(a)
The investment objective of the fund is stability of principal and current income. To accomplish this objective, the fund invests primarily in stable value products, such as guaranteed investment contracts (GIC's) (also known as traditional GIC's), separate account GIC's, and synthetic GIC's and money market instruments.

(b)	Seeks to provide capital appreciation and income consistent with its current asset allocations.

(c)	Seeks to provide total return for investors near or in retirement.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

5. Party-in-Interest Transactions

Certain plan investments in mutual funds, collective trust funds, and common stock of Huntington are managed by the trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Administrative expenses paid by the Plan were not significant for the year ended December 31, 2018. These transactions are not, however, considered prohibited transactions under Section 408(b) of the ERISA regulations.

Certain administrative functions are performed by officers or employees of Huntington at no cost to the Plan.

These transactions are not deemed prohibited party-in-interest transactions, as they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.
6. Risks and Uncertainties

The Plan holds investments in various investment securities. The Plan generates a significant portion of its earnings from investments in domestic and international mutual funds, collective trust funds, and common stock of Huntington. The Huntington common stock represents a significant concentration of the Plan’s total investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Tax Status

The Plan has received a determination letter from the IRS dated September 16, 2014 stating that the Plan is qualified under Section 401(a) of the IRS Code (the Code) and, therefore, the related trust is exempt from taxation. This determination letter is applicable for amendments to the Plan through 2013. The Plan has received an additional determination letter dated July 8, 2018 stating that the termination of the Plan does not affect the qualified status.

The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

8. Subsequent events

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were available to be issued. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements. As of May 13, 2019, the Plan was fully terminated and had no remaining assets.

Supplemental Schedule

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
EIN: 34-1339938 Plan Number: 002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	CASH:
	Federated Government Obligations Fund	Federated Government Obligations Fund Institutional Shares	$—	$18,244
	Total cash			18,244
	COLLECTIVE TRUSTS FUNDS:
*	Schwab Managed Retirement Trust 2010 CL III	Schwab Managed Retirement Trust 2010 CL III - 8,345 shares	—	199,868
*	Schwab Managed Retirement Trust 2015 CL III	Schwab Managed Retirement Trust 2015 CL III - 28,757 shares	—	440,843
*	Schwab Managed Retirement Trust 2020 CL III	Schwab Managed Retirement Trust 2020 CL III - 31,656 shares	—	870,533
*	Schwab Managed Retirement Trust 2025 CL III	Schwab Managed Retirement Trust 2025 CL III - 82,386 shares	—	1,351,130
*	Schwab Managed Retirement Trust 2030 CL III	Schwab Managed Retirement Trust 2030 CL III - 26,278 shares	—	806,465
*	Schwab Managed Retirement Trust 2035 CL III	Schwab Managed Retirement Trust 2035 CL III - 67,699 shares	—	1,154,940
*	Schwab Managed Retirement Trust 2040 CL III	Schwab Managed Retirement Trust 2040 CL III - 26,764 shares	—	862,347
*	Schwab Managed Retirement Trust 2045 CL III	Schwab Managed Retirement Trust 2045 CL III - 31,219 shares	—	519,178
*	Schwab Managed Retirement Trust 2050 CL III	Schwab Managed Retirement Trust 2050 CL III - 26,465 shares	—	459,166
*	Schwab Managed Retirement Trust 2055 CL III	Schwab Managed Retirement Trust 2055 CL III - 17,017 shares	—	286,232
*	Schwab Managed Retirement Trust Income III	Schwab Managed Retirement Trust Income III - 6,349 shares	—	112,055
	Federated Capital Preservation Fund IP	Federated Capital Preservation Fund IP - 404,425 shares	—	4,044,251
	Total collective trust funds			11,107,008
	MUTUAL FUNDS:
	American Funds AMCAP Fund	American Funds AMCAP Fund - 324,023 shares	—	8,955,994
	Columbia Small Cap Index R5	Columbia Small Cap Index R5 - 36,832 shares	—	773,470
	DFA US Target Value Fund	DFA US Target Value Fund - 145,171 shares	—	2,862,782
	EuroPacific Growth Fund	EuroPacific Growth Fund - 73,649 shares	—	3,310,537
	Loomis Sayles Bond Fund	Loomis Sayles Bond Fund - 27,652 shares	—	356,428
	PIMCO Total Return Fund Institutional	PIMCO Total Return Fund Institutional - 366,317 shares	—	3,637,526
*	Schwab S&P 500 Index Fund	Schwab S&P 500 Index Fund - 154,657 shares	—	5,924,920
	Invesco Diversified Dividend Fund	Invesco Diversified Dividend Fund - 212,530 shares	—	3,712,900
	T. Rowe Price Small-Cap Stock Fund	T. Rowe Price Small-Cap Stock Fund - 83,875 shares	—	3,462,352
	Vanguard Total Stock Market Index Admiral	Vanguard Total Stock Market Index Admiral - 17,872 shares	—	1,109,685
	Vanguard Total Bond Market Index Admiral	Vanguard Total Bond Market Index Admiral - 37,208 shares	—	388,819
	Vanguard Total International Stock Index Admiral	Vanguard Total International Stock Index Admiral - 15,832 shares	—	401,653
	Vanguard REIT Index Admiral	Vanguard REIT Index Admiral - 1,054 shares	—	111,382
	Vanguard Emerging Markets Index Admiral	Vanguard Emerging Markets Index Admiral - 9,243 shares	—	293,567
	Total mutual funds			35,302,015
	COMMON STOCK:
*	Huntington Bancshares, Inc.	Huntington Bancshares, Inc. common stock - 598,712 shares	8,523,367	7,136,647
	Total common stock		8,523,367	7,136,647
*	Loans to Participants	Participant Loans — at various interest rates ranging from 3.25% — 3.50% with various maturity dates	—	2,666
	TOTAL		8,523,367	$53,566,580

*	Indicates party-in-interest to the Plan

Note:
Cost information is disclosed for Huntington Bancshares, Inc. common stock as investments can be either participant or non-participant directed. Cost information is not disclosed for all other investments as they are solely participant directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan

By:	/s/ Howell D. McCullough
Howell D. McCullough
Sr. Executive Vice President and Chief Financial Officer
Huntington Bancshares Incorporated
Date: June 28, 2019

Exhibit Index

Exhibit
Number	Exhibit
23.1	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm, dated June 28, 2019